WILDMAN, HARROLD, ALLEN & DIXON
                      225 WEST WACKER DRIVE
                  CHICAGO, ILLINOIS 60606-1229
                         (312) 201-2000
                       FAX: (312) 201-2555


ROGER G. FEIN
(312) 201-2536
E-mail: fein@whad.com         November 2, 1999


VIA EDGAR AND FedEx

Mr. David M. Lynn, Special Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-9
Washington, DC  20549

          Re:  Inland Retail Real Estate Trust, Inc. (the
"Company")
               File No. 333-64391
               Registration Statement on Form S-11

Dear Mr. Lynn:

      On behalf of the Company, enclosed is a copy of the Company's Post-Effective Amendment No. 2. It consists of the following:

      1.    Supplement  No.  7  dated November  2,  1999  to  the
Company's Prospectus dated February 11, 1999, which will be delivered as an unattached document along with the Prospectus;

       2. Sticker Supplement No. 7 dated November 2, 1999 to the Company's Prospectus dated February 11, 1999, which will be affixed to the bottom five inches of the cover page of the Prospectus so that it will not in any way cover the bullet point risk factors on the cover page;

     3. The Company's Prospectus dated February 11, 1999 (which is included with the official filing but not with the courtesy copy);

     4.   Part II; and

     5.   Signatures.

      Supplement No. 7 combines, amplifies and updates the disclosures which had been included in Supplements Nos. 4 (which Supplement No. 4 superseded Supplements Nos. 1, 2 and 3 dated May 10, June 10 and July 8, 1999, respectively), 5 and 6 dated August 2, September 15 and October 6, 1999 respectively. Therefore, Supplement No. 7 supersedes all prior Supplements. Supplement No. 7 also includes:

     -    appropriate   information   concerning   one   property
          purchased   since  the  date  of  Supplement   No.   6,
          Countryside Shopping Center;

     - appropriate financial statements for the Company and each of the properties now owned by the Company and pro forma financial statements;

     -    "Expert" and "Principal Stockholders" sections; and

     - updated Prospectus sections "Prior Performance of the Company's Affiliates" (updated through September 30,
          1999); "Management's Discussion and Analysis of Financial Condition and Results of Operations" (updated through June 30, 1999); and "Plan of Distribution" (updated through the most recent practicable date, October 27, 1999).

       Part  II  is  basically the same as  the  Company's  Post-
Effective Amendment No. 1, except for the following:

     -    the   Item  31  expenses  have  been  updated   through
          September 30, 1999;

     -    the   financial  statements  filed  as  part  of  Post-
          Effective  Amendment No. 2 and included  in  Supplement
          No. 7 are listed under Item 36(a); and

     - new Exhibit 23.1(b), a Consent of KPMG LLP, is listed under Item 36(b)(i) and filed as an Exhibit.

      Post-Effective  Amendment No.  2  was  filed  by  EDGAR  on
November 2, 1999.

      Because this offering is continuing and because most of the disclosures and many of the financial statements have been previously filed with the SEC, the Company requests that Post-Effective Amendment No. 2 be declared effective as promptly as practicable. Your cooperation in this regard will be appreciated.

      It is our understanding that the Company may, pending effectiveness of its Post-Effective Amendment No. 2, continue the offering unabated utilizing its prospectus dated February 11, 1999 and its Supplements Nos. 4, 5 and 6; and that it should not commence using its proposed Supplement No. 7 until its Post-Effective Amendment (of which Supplement No. 7 is a part) has been declared effective and Supplement No. 7 has been filed (which has not been done in this instance) pursuant to Rule 424(b). Please confirm that our understandings are accurate.

      The following inquiry is for not only Supplement No. 7 and its current filing with Post-Effective Amendment No. 2, but also relates to all future "every three-month" supplements and post effective amendments. As Supplement No. 7 is broader and contains more current disclosures than Supplements Nos. 4, 5 and 6, the Company desires to commence using Supplement No. 7 instead of Supplements Nos. 4, 5 and 6 at the earliest practicable date. Therefore, we will also appreciate your advising whether it would be permissible for the Company to file Supplement No. 7 pursuant to Rule 424(b) (which it has not done in this instance) concurrently with the filing of the post-effective amendment of which it is a part, and to commence using the Supplement upon such filing and prior to effectiveness of the post-effective amendment of which it is a part.

      If that procedure is followed, we of course understand that there is the possibility of the staff having comments on the supplement which may necessitate its revision. If that were to happen, then it is assumed that a new supplement with a new number, revised in response to the staff's comments, would be filed as an amendment to the post-effective amendment and/or a new supplement would be filed pursuant to Rule 424(b) to supersede the one being revised. The staff's direction will be appreciated as to such filing alternatives.

      The reason for the inquiry is to implement a procedure whereby the best disclosure document is utilized as quickly as practicable and with the offering being continued unabated. We would not want to commence that procedure if the staff objected to its implementation. Therefore, we will appreciate your advising whether the staff has any objection to the procedure proposed in the preceding two paragraphs, whether the staff encourages its implementation and of any comments on or suggestions relating to that procedure.

      Please acknowledge receipt of this letter and the mentioned enclosures by date stamping the enclosed duplicate copy of this letter and returning it in the enclosed self-addressed stamped envelope. Thank you.

                              Sincerely yours,

                              /s/ Roger G. Fein

                              Roger G. Fein

RGF:gjg